UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

24/7 REAL MEDIA, INC.
(Name of Subject Company (Issuer))

TS TRANSACTION, INC. (Offeror)
WPP GROUP PLC (Parent of Offeror)
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

901314203
(CUSIP Number of Class of Securities)

TS Transaction, Inc.
c/o Andrea Harris
WPP Group plc
27 Farm Street
London W1J 5RJ
England
+44 (0) 20 7408 2204
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Arthur Fleischer, Jr., Esq. Aviva F. Diamant, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004-1980 (212) 859-8000	Curt Myers, Esq. Davis & Gilbert LLP 1740 Broadway New York, New York 10019 (212) 468-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$653,718,981.50	$20,070.00

*
Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934.  The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307.  The transaction value assumes the purchase of up to 55,635,658 shares of common stock, par value $0.01 per share of 24/7 Real Media, Inc. (the “Shares”) at a purchase price of $11.75 per share.  Such number of shares consists of 51,367,238 Shares outstanding as of April 30, 2007, and 4,497,787 Shares that are issuable before the expiration of the Offer upon exercise of stock options and other rights to acquire Shares.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,070.00	Filing Party:	TS Transaction, Inc. and WPP Group plc
Form or Registration No.:	SC TO-T	Date Filed:	May 31, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

SCHEDULE TO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 31, 2007, by TS Transaction, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of WPP Group plc (“WPP”), and WPP, as amended by Amendment No. 1 on June 15, 2007 and amended by Amendment No. 2 on June 26, 2007.  The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of 24/7 Real Media, Inc., a Delaware corporation (the “Company”), at a price of $11.75 per Share, net to the sellers in cash, without interest.  The terms and conditions of the offer are described in the Offer to Purchase, dated May 31, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.   Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Schedule TO.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Schedule TO is being filed on behalf of Purchaser and WPP.

The Items of Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.   TRANSACTION DOCUMENTS

Item 11 of the Schedule TO is hereby amended by adding the following sentence at the end of the subsection entitled “The Offer”:

“The initial period of the Offer expired at midnight, New York City time, at the end of Wednesday, June 27, 2007.  According to Citibank, N.A., the depositary for the Offer, a total of 47,687,050 Shares of 24/7, including 4,050,879 tendered under guaranteed delivery procedures, had been tendered and not withdrawn, representing approximately 92.6% (including approximately 7.9% tendered under guaranteed delivery procedures) of the outstanding Shares.  All Shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the Offer.

On June 28, 2007, WPP issued a press release announcing the results of the initial period of the Offer and further announcing that Purchaser has commenced a subsequent offering period for all remaining Shares of 24/7 that have not yet been tendered.  This subsequent offering period will expire at 5:00 p.m., New York City time, on Friday, July 6, 2007, unless extended.  During this subsequent offering period, 24/7 stockholders who did not previously tender their Shares into the Offer may do so and will promptly receive the same $11.75 per Share cash consideration paid during the initial period of the Offer.  The procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.  The full text of the press release issued by WPP is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.”

ITEM 12.   EXHIBITS

Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(13)  Press Release issued by WPP Group plc dated June 28, 2007.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 28, 2007 that the information set forth in this statement is true, complete and correct.

TS TRANSACTION, INC.
By:	/s/ Kevin Farewell
Name: Kevin Farewell Title: Secretary
WPP GROUP PLC
By:	/s/ Marie Capes
Name: Marie Capes Title: Company Secretary